                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)*
                                       OF
                           TWEEDY, BROWNE COMPANY LLC


                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)*
                                       OF
                               TBK PARTNERS, L.P.


                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)*
                                       OF
                            VANDERBILT PARTNERS, L.P.



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       COCA-COLA BOTTLING CO. CONSOLIDATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    191098102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 JANUARY 6, 1998
             (Date of Event which Required Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


                                     2 of 9

--------------------------                            --------------------------
   CUSIP No.  191098102           SCHEDULE 13D           Page  3  of  9 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company, LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  449,073 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the general partners of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the general
   WITH:                          partners of TBC may be deemed to have sole
                                  power to dispose of certain shares as more
                                  fully set forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  505,380 shares held in accounts of TBC (as
                                  hereinafter defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        505,380 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.22%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
   CUSIP No.  191098102           SCHEDULE 13D           Page  4  of  9 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  20,300 shares, except that the general
                                  partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          20,300 shares, except that the general
   WITH:                          partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have shared power to vote these shares.

                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,300 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.29%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
   CUSIP No.  191098102           SCHEDULE 13D           Page  5  of  9 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  0 shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares.
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          0 shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE


    The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated March 31, 1995 ( the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

    Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

    This Amendment No. 5 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Delaware, with its principal executive offices at 1900 Rexford Road, Charlotte, North Carolina 28211.

    This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

    Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 505,380 shares of Common Stock, which constitutes approximately 7.22% of the 7,004,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

    Also included in the TBC shares are 150 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of TBC and a general partner of TBK and Vanderbilt.

    As of the date hereof, TBK beneficially owns directly 20,300 shares of Common Stock, which constitutes approximately 0.29% of the 7,004,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

    As a result of the disposition of 11,595 shares of Common Stock in open market transactions, as of the date hereof, Vanderbilt does not beneficially own directly any shares of Common Stock.




                                     6 of 9

    Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 525,680 shares, which constitutes approximately 7.22% of the 7,004,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.


    The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 525,680 shares, which constitutes approximately 7.51% of the 7,004,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 20,300 shares of Common Stock which constitutes approximately 0.29% of the 7,004,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

    Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 505,380 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 449,073 shares of Common Stock held in certain TBC Accounts.

    Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 449,073 shares of Common Stock held in certain TBC Accounts.

    TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

    Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.


                                     7 of 9

    (c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC, TBK and Vanderbilt are as follows:


REPORTING                    NO. OF SHARES       NO. OF SHARES         PRICE
PERSON         DATE          PURCHASED           SOLD                  PER SHARE
TBC Accounts   11/13/97                             100                $60 1/4
               11/25/97                           2,600                $61 1/2
               12/01/97                           2,500                $61 13/16
               12/02/97                           2,500                $61 3/4
               12/10/97                           3,000                $63 1/2
               12/12/97                             260                $63 3/8
               01/06/98                          36,010                $68.7184
               01/07/98                          31,900                $68.8283
               01/08/98                           2,500                $69

Vanderbilt:    01/06/98                          11,595                $68.7184


    (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

    To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

    To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

    (e) Not applicable.


                                     8 of 9

                                    SIGNATURE


    Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                  TWEEDY, BROWNE COMPANY LLC



                                                  By _______________________
                                                     Christopher H. Browne
                                                     Member



                                                  TBK PARTNERS, L.P.



                                                  By _______________________
                                                     Christopher H. Browne
                                                     General Partner



                                                  VANDERBILT PARTNERS, L.P.



                                                  By _______________________
                                                     Christopher H. Browne
                                                     General Partner



Dated: January 22, 1998

                                     9 of 9